Exhibit 10.1

Supplemental Indenture

This Supplemental Indenture, dated as of April 26, 2011 (the "**Supplemental Indenture**"), is by and among Nortek, Inc., a Delaware corporation (the "**Company**"), and U.S. Bank National Association, as trustee under the Indenture referred to below (the "**Trustee**").

Recitals

Whereas, the Company and the Trustee have previously become parties to an Indenture, dated as of December 17, 2009 (as amended, supplemented or otherwise modified from time to time, the "**Indenture**"), providing for the issuance of the Company's 11% Senior Secured Notes due 2013 (the "**Notes**");

WHEREAS, the Company proposes to amend the Indenture and the Notes as contemplated by this Supplemental Indenture (such amendments, collectively, the "**Amendments**");

WHEREAS, pursuant to Section 9.02(a) of the Indenture, the Company and the Trustee may amend or supplement the Indenture and the Notes as contemplated by this Supplemental Indenture with the consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes;

WHEREAS, the Company has obtained the consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes, pursuant to the Offer to Purchase and Consent Solicitation Statement, dated April 12, 2011 (as amended, supplemented or otherwise modified from time to time, the "**Consent Solicitation Statement**"), to the Amendments upon the terms and subject to the conditions set forth therein;

Whereas, the Company has done all things necessary to make this Supplemental Indenture a valid agreement of the Company in accordance with the terms of the Indenture and has satisfied all other conditions required under Article 9 of the Indenture; and

WHEREAS, pursuant to Section 9.06, the Trustee is authorized to execute and deliver this Supplemental Indenture.

Now, therefore, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, in order to effect the Amendments, the Company agrees with the Trustee as follows:

Article I

Definitions and other Provisions of General Application

1.1 *Definitions*. Except as otherwise expressly provided herein or unless the context otherwise requires, capitalized terms used but not defined in this Supplemental Indenture shall have the meanings assigned to them in the Indenture.

1.2 *Effect of Headings*. The Article and Section headings in this Supplemental Indenture are for convenience only and shall not affect the construction of the Indenture or this Supplemental Indenture.

1.3 *Successors and Assigns*. All covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

1.4. *Separability Clause*. In case any provision in this Supplemental Indenture shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.5 *Trust Indenture Act Controls*. If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision of this Supplemental Indenture or the Indenture that is required to be included by the Trust Indenture Act of 1939, as amended (the "**Act**"), as in force at the date this Supplemental Indenture is executed, the provision required by the Act shall control.

1.6 *Benefits of Supplemental Indenture*. Nothing in this Supplemental Indenture, express or implied, shall give to any person, other than the parties to this Supplemental Indenture and their successors hereunder and the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under this Supplemental Indenture.

1.7 *Governing Law*. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

1.8 *Reference to and Effect on the Indenture*.

(a) On and after the Operative Date (as defined in Section 2.1 below), each reference in the Indenture to "this Indenture," "hereunder," "hereof," or "herein" shall mean and be a reference to the Indenture as supplemented by this Supplemental Indenture, unless the context otherwise requires.

(b) Except as specifically amended by this Supplemental Indenture on the Operative Date, the Indenture and the Notes are hereby ratified and confirmed and all of the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of the Notes heretofore and hereafter authenticated and delivered under the Indenture shall be bound hereby.

Article II

Amendments OF the Indenture AND NOTES

2.1 *Amendment to Indenture and Notes*. Following the execution and delivery by the Company and the Trustee of this Supplemental Indenture, the terms hereof shall become operative on the initial date (the "**Operative Date**") of acceptance for purchase by the Company of the Notes validly tendered in the tender offer contemplated by the Consent Solicitation Statement. Effective as of the Operative Date, the Supplemental Indenture hereby amends the Indenture and Notes as provided for herein. If the Operative Date does not occur on or prior to the Initial Payment Date (as defined in the Consent Solicitation Statement), then the terms of this Supplemental Indenture shall be null and void and the Indenture and Notes shall continue in full force and effect without any modification or amendment hereby.

2.2 *Amendment of Redemption Notice Period*.

(a) As of the Operative Date, the first paragraph of Section 3.03 of the Indenture is hereby amended to read in its entirety as follows:

The Issuer shall mail or cause to be mailed by first-class mail notices of redemption, postage prepaid, at least 10 days (or such longer period as may be necessary to comply with the procedures of DTC) but not more than 60 days prior to a Redemption Date to each Holder of Notes to be redeemed at such Holder's registered address, or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture. At the Issuer's request, the Trustee shall forward the notice of redemption in the Issuer's name and at the Issuer's expense; provided that, in such case, the Trustee has received notice from the Issuer at least 20 days, but not more than 75 days, prior to a Redemption Date (unless a shorter notice shall be agreed to in writing by the Trustee). Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption. Each notice of redemption shall identify the Notes (including the CUSIP number) to be redeemed and shall state:

(b) As of the Operative Date, Section 7 of the Notes is hereby amended to read in its entirety as follows:

The Issuer shall mail or cause to be mailed by first-class mail notices of redemption, postage prepaid, at least 10 days (or such longer period as may be necessary to comply with the procedures of DTC) but not more than 60 days prior to a Redemption Date to each Holder of Notes to be redeemed at such Holder's registered address, or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture. No Notes of $1,000 or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption.

2.3 *Deletion of Certain Provisions.*

(a) Amendments.

(i) As of the Operative Date, the following sections of the Indenture are hereby deleted in their entirety and, in the case of each such section, replaced with the phrase "[Intentionally Omitted]", and any and all references to such sections and any and all obligations thereunder are hereby deleted throughout the Indenture, and such sections and references shall be of no further force or effect.

- SECTION 4.02   Maintenance of Office or Agency
- SECTION 4.03   Corporate Existence
- SECTION 4.04   Payment of Taxes and Other Claims
- SECTION 4.05   Maintenance of Properties and Insurance
- SECTION 4.06   Compliance Certificate; Notice of Default
- SECTION 4.08   Waiver of Stay, Extension or Usury Laws
- SECTION 4.09   Change of Control
- SECTION 4.10   Incurrence of Indebtedness and Issuance of Preferred Stock
- SECTION 4.11   Limitation on Restricted Payments
- SECTION 4.12   Limitation on Liens
- SECTION 4.13   Asset Sales
- SECTION 4.14   Limitation on Transactions with Affiliates
- SECTION 4.15   Dividend and Other Payment Restrictions, Affecting Restricted Subsidiaries
- SECTION 4.16   Limitations on Issuances of Guarantees of Indebtedness
- SECTION 4.17   Reports
- SECTION 4.20   Additional Note Guarantees and Security for the Notes
- SECTION 4.21   Designation of Restricted and Unrestricted Subsidiaries
- SECTION 4.22   Business Activities
- SECTION 4.23   Impairment of Security Interest
- SECTION 4.24   After-Acquired Property
- SECTION 4.25   Information Regarding Collateral
- SECTION 4.26   Further Assurances
- SECTION 5.01   Merger, Consolidation, or Sale of Assets

(ii) As of the Operative Date, each of clauses (3), (4), (5), (6), (7), (10) and (11) and (b) of Section 6.01 and each of clauses (2), (3), (4), (5), and (6) of Section 8.03 are hereby deleted in their entirety and, in the case of each such section, replaced with the phrase "[Intentionally Omitted]" and the Company shall be released from any and all of its obligations thereunder.

2.4 *Release of Collateral.* All of the collateral securing the Notes will be released pursuant to clause (3) of Section 10.03 of the Indenture and Section 9.02(a) of the Indenture.

2.5 *Other Amendments to the Indenture.* All definitions in the Indenture which are used exclusively in the sections and clauses deleted pursuant to Section 2.3 of this Supplemental Indenture or whose sole use or uses in the Indenture were eliminated in the revisions set forth in Sections 2.3 of this Supplemental Indenture are hereby deleted. All cross-references in the Indenture to sections and clauses deleted by Section 2.3 of this Supplemental Indenture shall also be deleted in their entirety.

ARTICLE III

Amendment to the Notes

The Notes include certain of the foregoing provisions from the Indenture to be deleted or amended pursuant to Sections 2.2, 2.3, 2.4 and 2.5 hereof. Upon the Operative Date, such provisions from the Notes shall be deemed deleted or amended as applicable.

***

This Supplemental Indenture may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the date first written above.

NORTEK, INC., as the Company

By: /s/ Kevin W. Donnelly
    Name: Kevin W. Donnelly
    Title: Vice President, General Counsel
         and Secretary

U.S. BANK NATIONAL ASSOCIATION,
as the Trustee

By: /s/ Todd R. DiNezza
    Name: Todd R. DiNezza
    Title: Assistant Vice President